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                          Earth and Ocean Sports, Inc.
                                 70 Airport Road
                                Hyannis, MA 02601


                                 March 17, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attention:  Ms. Goldie Walker

         RE: Earth and Ocean Sports, Inc. Registration Statement on Form S-1 File No. 333-24089

Ladies and Gentleman:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Earth and Ocean Sports, Inc. (the "Company") hereby requests that its Registration Statement referred to above relating to the underwritten public offering of shares of its common stock, $.01 par value per share, be withdrawn, effective immediately due to continuing adverse market conditions and consistent with the public interest and the protection of investors.

         No sales of the Company's securities were made under the above referenced Registration Statement.



                                                 EARTH AND OCEAN SPORTS, INC.




                                                  By:  /S/ MINNIE P. JOUNG
                                                     ---------------------
                                                   Name:   Minnie P. Joung
                                                   Title:  Secretary
Enclosure
cc:  Edwin L. Miller, Jr.
     Jon Anthony Glydon